

Mail Stop 3030

August 2, 2016

Via E-mail
Wallace C. Kou
Chief Executive Officer
Silicon Motion Technology Corporation
8F-1, No. 36, Taiyuan St.,
Jhubei City, Hsinchu County 302
Taiwan

> **Re:** **Silicon Motion Technology Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **Form 6-K filed July 22, 2016**
> **File No. 000-51380**

Dear Mr. Kou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 1. Organization and Operations

Cash Equivalents, page F-9

1.   We note that you consider all highly liquid investments to be cash equivalents. Please tell us whether any of your cash equivalents have original maturities of more than three months and explain how you considered the definition of cash equivalents in ASC 305-10-20. To the extent you have significant investments with original maturities greater than three months, expand your accounting policy disclosure to identify the types of

investments you have classified as cash equivalents and describe how such investments meet the characteristics of a cash equivalent.

Note 3. Business Acquisition, page F-17

2.   We note that in conjunction with your acquisition of Shannon Systems, you valued the 1,560 thousand shares you issued over the 20-day period before the terms of the acquisition were agreed to and announced. Please explain to us how you considered the guidance of ASC 805-30-30-7 which indicates consideration shall be valued at acquisition date fair value.

Note 13. Income Taxes, page F-26

3.   Refer to the tax rate reconciliation table and tell us how you determined the amounts presented as 'Tax on pretax income at statutory rate' since immediately preceding the table you disclose that the statutory rate is zero. Please tell us your significant tax jurisdictions and the statutory rate in those countries.

4.   We note that you have tax exempt income in Taiwan. If this represents a tax holiday, please revise future filings to disclose the aggregate dollar and per share effects of the tax holiday and briefly describe the factual circumstances. Refer to SAB Topic 11.C.

Note 14. Shareholders' Equity, page F-28

5.   We note that SMI Taiwan is subject to restrictions that could affect your ability to pay cash or stock dividends. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction. Refer to Rule 4-08(e) of Regulation S-X.

Form 6-K filed July 22, 2016

Exhibit 99.1

6.   We note that in your earnings release, including the Financial Highlights section, you disclosed several non-GAAP measures - such as gross margin (non-GAAP), operating margin (non-GAAP), diluted earnings per ADS (non-GAAP), net income (non-GAAP) and EPS (non-GAAP) but you did not disclose and discuss the most directly comparable GAAP measures. Further, we note that you have not provided the required reconciliations to the most directly comparable GAAP measures for the non-GAAP measures gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), and diluted earnings per ADS (non-GAAP) as required by Rule 100(a) of Regulation G. Please revise your presentations of non-GAAP measures in future filings to provide the information.

7.   Please revise your presentations of non-GAAP measures in future filings to consistently use titles for the measures that are clearly distinguishable from the comparable GAAP titles. For example, revise the discussions throughout the filing to use the same titles as those used in the reconciliation tables, such as non-GAAP net income, non-GAAP gross margins, non-GAAP diluted earnings per ADS, since your use of parentheses to identify the non-GAAP measures in the discussion sections may be confusing to investors. Further, you appear to be using the terms "diluted earnings per ADS" and "diluted earnings per ADS (non-GAAP)" interchangeably in discussing the period over period change of non-GAAP results.

8.   We note that the adjustments to your non-GAAP net income on page 8 appear to have been made on a gross basis without any corresponding adjustment for the current income tax effects even though your reconciliation begins with an after-tax GAAP amount. That presentation is inconsistent with Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on May 17, 2016. Please review this guidance when preparing your future filings.

9.   We note you are adjusting your non-GAAP measures for foreign exchange gains and losses and non-recurring litigation expenses that appear to be normal, recurring operating expenses necessary to operate your business. Further, we note that while you refer to non-recurring litigation expenses you have reported these expenses in each period presented. As a result, your presentation may be inconsistent with Questions 100.01 and 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

10.   Please revise future filings to include a reconciliation, to the extent available without unreasonable efforts, for your non-GAAP forward-looking information shown on page 4. Refer to Rule 100(a)(2) of Regulation G.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery